

MAIL STOP 3561

November 8, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 8 Filed November 6, 2007
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated November 1, 2007 and revised disclosure on page 11 and elsewhere that Messrs. Carson, Hanks, and Dullum intend to purchase shares of Harbor common stock in order to influence the vote in favor of the proposed acquisition of Elmet and affect the conversion rate of Harbor IPO

shareholders. Please revise to address these issues with respect to the other insiders, including Messrs. Fitzpatrick, Young, and Durkin.

Risk Factors, page 33

2.   Please specifically identify the two creditors that you disclose on page 49 to have agreed to defer a total of $330,000 until the possible closing of your proposed transaction with Elmet.

Annual Cash Incentive Bonuses, page 148

3.   We note your response to comment three from our letter dated November 1, 2007 and the disclosure that Mr. Jensen's 2006 compensation "served the objective of maximizing Elmet's overall financial performance." Please revise to clarify how setting the target for 2006 at a level "less than Elmet's actual EBITDA for 2005" served this objective.

4.   Also, please revise the statement that Elmet does not view compensation as "primarily performance based" to indicate the primary elements on which compensation objectives are based.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
        Facsimile: 617-305-3160